

August 28, 2020

Jeffrey S. Lee
Chief Financial Officer
Cornerstone Building Brands, Inc.
5020 Weston Parkway, Suite 400
Cary, North Carolina 27513

      Re: Cornerstone Building Brands, Inc.
          Registration Statement on Form S-3
          Filed August 25, 2020
          File No. 333-248409

Dear Mr. Lee:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Manufacturing

cc: Morgan J. Hayes